SECURITIES AND EXCHANGE COMMISSION

14045075

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SEC Mail Processing Section
FEB 19 2014
Washington DC
404

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8 - 49875 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MARK BUCIAK DBA MB FINANCIAL SERVICES

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

193 DOWD STREET
(No. and Street)

| NEWINGTON | CT | 06111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK BUCIAK — 860-675-7723
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISBERG, MOLE', KRANTZ & GOLDFARB LLP
(Name -- *if individual, state last, first, middle name*)

| 185 CROSSWAYS PARK DRIVE | WOODBURY | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK BUCIAK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MARK BUCIAK DBA MB FINANCIAL SERVICES, as of 31-Dec 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public February 14, 2014

AMY L STOTO
Notary Public
Connecticut
My Commission Expires Jul 31, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *MARK BUCIAK*
# *dba*
# *MB FINANCIAL SERVICES*

*A SOLE PROPRIETORSHIP*

*Financial Statements*

*December 31, 2013*

**MARK BUCIAK dba MB Financial Services**
(a Sole Proprietorship)
Table of Contents
December 31, 2013


| | PAGE |
|---|---|
| Independent Auditors' Report | 1-2 |
| Statement of Financial Condition | 3 |
| Statement of Operations | 4 |
| Statement of Changes in Sole Proprietor's Capital | 5 |
| Statement of Cash Flows | 6 |
| Notes to Financial Statements | 7-9 |
| SUPPLEMENTARY INFORMATION | |
| Computations of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission | 10 |
| Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from Rule 15c3-3 | 11-12 |

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
**Certified Public Accountants**

## Independent Auditors' Report

To the Proprietor of
Mark Buciak dba MB Financial Services

### Report on the Financial Statements

We have audited the accompanying statement of financial condition of Mark Buciak dba MB Financial Services (a sole proprietorship) as of December 31, 2013, and the related statements of operations, changes in sole proprietor's capital and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

185 Crossways Park Drive, Woodbury, NY 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, Oradell, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mark Buciak dba MB Financial Services (a sole proprietorship) as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on page 10, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Woodbury, New York
February 3, 2014

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF FINANCIAL CONDITION

December 31, 2013

ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,414 |
| Receivable from broker or dealers | | 104 |
| Computer, furniture and equipment, net of accumulated depreciation of $6,500 | | - |
| Total assets | $ | 7,518 |

LIABILITIES AND CAPITAL

| | | |
|---|---|---|
| Liabilities | $ | - |
| Sole Proprietor's Capital | $ | 7,518 |
| Total liabilities and sole proprietor's capital | $ | 7,518 |

*The accompanying notes are an integral part of the financial statements.*

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF OPERATIONS

For the Year Ended December 31, 2013

| | | |
|---|---|---|
| REVENUES | | |
| Commissions and fees | $ | 409 |
| Total revenues | $ | 409 |
| EXPENSES | | |
| Professional fees | $ | 1,500 |
| Regulatory fees & expenses | | 2,190 |
| Other expenses | | 522 |
| Total expenses | $ | 4,212 |
| Net loss | $ | (3,803) |

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CHANGES IN SOLE PROPRIETOR'S CAPITAL

For the Year Ended December 31, 2013

| | | |
|---|---|---|
| Balance at January 1, 2013 | $ | 7,321 |
| Capital contribution | | 4,000 |
| Net loss | | (3,803) |
| Balance at December 31, 2013 | $ | 7,518 |

*The accompanying notes are an integral part of the financial statements.*

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2013

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | |
| Net loss | $ (3,803) |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Cash flow from changes in assets and liabilities: | |
| Increase in accounts receivable | (104) |
| Total adjustments | (104) |
| Net cash used by operating activities | $ (3,907) |
| CASH FLOWS FROM INVESTING ACTIVITIES | |
| None | - |
| CASH FLOWS FROM FINANCING ACTIVITIES | |
| Capital contributions by sole proprietor | $ 4,000 |
| Net cash provided by financing activities | $ 4,000 |
| Net change in cash | $ 93 |
| Cash and cash equivalents at beginning of year | 7,321 |
| Cash and cash equivalents at end of year | $ 7,414 |
| SUPPLEMENTAL CASH FLOW DISCLOSURES: | |
| Interest paid | $ - |
| Income taxes paid | $ - |

*The accompanying notes are an integral part of the financial statements.*

# Mark Buciak dba MB Financial Services

(a Sole Proprietorship)
Notes to Financial Statements
December 31, 2013

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Mark Buciak dba MB Financial Services ("the Company"), a sole proprietorship, is a non-clearing broker-dealer and a registered investment advisor who does not have custody of client funds. The Company is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

Income Taxes

Federal and state income taxes of a sole proprietor are computed at the sole proprietor level and, accordingly, no provision for income taxes has been made.

Revenue Recognition

The Company receives income from the sale of investment and insurance products and investment advisory fees. Revenues are recorded in the period earned.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The Company has evaluated events and transactions that occurred through February 3, 2014, which is the date the financial statements were available for issuance, for possible disclosure and recognition in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks, and short-term, highly liquid investments purchased with an original maturity of three months or less. Cash and cash equivalents are financial instruments for which carrying value equals fair value.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $7,518 which was $2,518 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .00 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – CREDIT & OFF-BALANCE-SHEET RISK

The Company does not have uninsured bank balances that exceed FDIC insured limits and does not hold any financial instruments with off-balance-sheet risk.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). As the Company does not handle any customer funds, there is no need to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## NOTE 6 – RELATED PARTY

The Company shares a home office with its sole proprietor, a registered investment advisor company providing investment management services and insurance sales. The Company and its sole proprietor pay all costs associated with the office.

# *Supplementary Information*

MB FINANCIAL SERVICES dba MB FINANCIAL SERVICES
(A SOLE PROPRIETORSHIP)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total sole proprietor's capital | $ | 7,518 |
| Deduct sole proprietor's capital not allowable for net capital | | - |
| Total sole proprietor's capital qualified for net capital | $ | 7,518 |
| Additions: none | | |
| Deductions: | | |
| Non-allowable assets | $ | - |
| Total deductions | $ | - |
| Net capital before haircuts on securities positions | $ | 7,518 |
| Haircuts on securities | | - |
| Net capital | $ | 7,518 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition | | |
| Accrued expenses and other payables | $ | - |
| Total aggregate indebtedness | $ | - |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS** | | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) (A) | $ | - |
| Minimum dollar net capital requirement for reporting broker or dealer (B) | $ | 5,000 |
| Net capital requirement (greater of (A) or (B)) | $ | 5,000 |
| Excess net capital | $ | 2,518 |
| Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital | $ | 1,518 |
| Ratio: Aggregate indebtedness to net capital (percentage) | | .00 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** | | |
| (Included in Part II A of Form X-17A-5 as of December 31, 2013) | | |
| Net capital as reported in Company's Part II A (unaudited) FOCUS report | $ | 7,518 |
| No Differences | | - |
| Net capital per above | $ | 7,518 |

*The accompanying notes are an integral part of the financial statements.*

WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP
**Certified Public Accountants**

## Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Proprietor of
Mark Buciak dba MB Financial Services

In planning and performing our audit of the financial statements and supplemental schedules of Mark Buciak dba MB Financial Services (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Mark Buciak dba MB Financial Services to achieve all the divisions of duties and crosschecks generally included in an internal control environment and that alternatively, greater reliance must be placed on surveillance and direct involvement by management.

This report is intended solely for the use of Management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woodbury, Mole', Kuntz & Goldfarb, LLP

Woodbury, New York
February 3, 2014